CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Receives Conditional Approval for Listing on the Toronto Stock Exchange

Vancouver, May 10th, 2010 - CNW Newswire: CIBT Education Group Inc. (NYSE AMEX & TSX-V: MBA) (“CIBT” or the “Company”) is pleased to announce that it has received conditional approval from the Toronto Stock Exchange (“TSE”) to list its common shares for trading on the TSE, effectively graduating from the TSX-Venture Exchange.  The Company plans to fulfill the listing conditions and commence trading on the TSE as soon as feasible subject to market conditions but prior to July 22nd, 2010.

The Company’s stock symbol will remain unchanged and the Company’s stock symbol on the NYSE Amex will also remain unchanged as MBA.

Toby Chu, Vice-Chairman, President & CEO said, “We are excited to have reached this milestone, and delighted to be graduating onto the Toronto Stock Exchange after 15 years as a publicly traded company on the TSX Venture Exchange. The TSX Venture Exchange has provided the company with market exposure, access to the necessary capital and opportunities to grow our business to its current size and we are grateful.  In addition to our listing on the NYSE AMEX Exchange, our graduating onto the Toronto Stock Exchange will further improve our ability to expand our domestic and international shareholder base, increase daily trading liquidity, and attract institutional investors.”

About the Toronto Stock Exchange

The Toronto Stock Exchange, a subsidiary of the TMX Group Inc., is the largest stock exchange in Canada, the third largest in North America and the eighth largest in the world by market capitalization.  The Toronto Stock Exchange facilitated close to $60 billion in total new equity financing in 2009.  Average daily volume through to January 2010 was 438 million shares with an average daily trade value of over $5 billion.

About CIBT Education Group:

CIBT is an education management company with a special focus on the global education market.  It owns and operates a network of business, technical and language colleges, and cooperative joint programs at 72 locations in 18 countries through which it delivers Western and Chinese accredited business and management degree programs, college preparation programs, automotive maintenance programs, IT programs, hotel management and tourism programs, language training and certification programs and career/vocational programs.  Its subsidiaries, CIBT School of Business China, King George International College, King George International Business College, and Sprott-Shaw Colleges, which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China's and Canada’s education sectors.  In addition to its wholly-owned subsidiaries, CIBT is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines and the WyoTech Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: North America Toll Free: 1-888-865-0901 ext 318.  Email: info@cibt.net

Neither the NYSE Amex nor the TSX Venture Exchange or its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Legal Notice Regarding Forward-Looking Statements:  This news release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 (United States).  Statements in this news release which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding future events or CIBT’s future financial performance.  These statements are only predictions and actual results may differ materially from those predicted in any forward-looking statements due to numerous factors, including, but not limited to, risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.  CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise.   The risks and uncertainties that could affect future events or CIBT's future financial performance are more fully described in CIBT's quarterly reports (on Form 6-K filed in the US and Form 51-102F1 filed in the Canada) and CIBT's annual reports (on Form 20-F filed in the US and Canada) and other recent filings in the US and Canada.  These filings are available on EDGAR at www.sec.gov in the US and on SEDAR at www.sedar.com in Canada.